UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 15)

Accredited Home Lenders Holding Co.

(Name of Subject Company)

Accredited Home Lenders Holding Co.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

00437P107

(CUSIP Number of Class of Securities)

James A. Konrath

Chief Executive Officer and Chairman of the Board

15253 Avenue of Science

San Diego, California 92128

(858) 676-2100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Aileen C. Meehan

David M. Smith

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 15 amends and supplements Items 2, 3, 4, 5, 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 19, 2007, as amended on July 3, 2007, July 17, 2007, July 30, 2007, August 3, 2007, twice on August 10, 2007, twice on August 13, 2007, August 15, 2007 and August 29, 2007, August 31, 2007, September 13, 2007, September 17, 2007 and September 19, 2007 (the “Schedule 14D-9”) with the Securities and Exchange Commission by Accredited Home Lenders Holding Co., a Delaware corporation (“Accredited” or the “Company”), relating to the offer by LSF5 Accredited Merger Co., Inc. (“Offeror”), a Delaware corporation and a wholly-owned subsidiary of LSF5 Accredited Investments, LLC (“Parent,” and sometimes referred to herein, together with Offeror, as “Lone Star”), a Delaware limited liability company, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Accredited (the “Common Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 19, 2007, as amended on July 3, 2007, July 17, 2007, July 30, 2007, August 10, 2007, August 15, 2007, August 16, 2007, August 21, 2007 and August 28, 2007, August 31, 2007, September 13, 2007, September 17, 2007, September 19, 2007, and September 21, 2007 and in the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9 filed on June 19, 2007 and as amended prior to the date hereof.

Item 2:	Identity and Background of Filing Person

Item 2(d) of the Schedule 14D-9 is hereby amended and supplemented as follows:

As previously disclosed in this Schedule, Offeror commenced a tender offer to purchase all of the issued and outstanding shares of Common Stock on June 19, 2007 (the “Offer”). The Offer was made pursuant to an Agreement and Plan of Merger, dated as of June 4, 2007 (the “June 4 Agreement”), as amended by the First Amendment dated as of June 15, 2007 (the “First Amendment”). References herein to the “Original Agreement” are references to the June 4 Agreement as amended by the First Amendment. References herein to the “Merger Agreement” are references to the Original Agreement as amended by the Second Amendment (defined below).

On September 18, 2007, Accredited, Offeror and Parent entered into the Second Amendment to the June 4 Agreement, as previously amended by the First Amendment (the “Second Amendment”). Pursuant to the Second Amendment, the parties agreed to reduce the consideration being offered for shares of Common Stock in the Offer and the Merger (the “Amended Offer”). The Second Amendment also provided that certain conditions to the closing of the Amended Offer would be revised or eliminated, in order to provide greater certainty that Offeror will purchase the shares tendered in the Amended Offer, subject to the holders of a majority of the outstanding shares of Common Stock of the Company tendering their shares in the Amended Offer. As described below in “Item 8: Additional Information—Certain Litigation,” in connection with the execution and delivery of the Second Amendment, the pending litigation between the Company, on the one hand, and Offeror, Parent and Lone Star Fund V (U.S.), L.P. (“Lone Star Fund”), on the other hand (the “Delaware Litigation”) has been stayed. The terms of the Amended Offer and the Merger are described in more detail in the amendment to the Tender Offer Statement on Schedule TO filed by Offeror and Parent with the Securities and Exchange Commission (“SEC”) on the date hereof.

Pursuant to the terms of the Amended Offer, Offeror has offered to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $11.75 per share (the “Amended Offer Price”), net to the seller in cash (subject to applicable withholding tax), without interest, rather than the purchase price of $15.10 per share that was originally payable pursuant to the Offer. A copy of the Second Amendment, which has been filed as Exhibit (e)(1)(C) hereto, is incorporated herein by reference. Copies of the June 4 Agreement and the First Amendment have previously been filed as exhibits to this Schedule and are also incorporated herein by reference.

Item 3:	Past Contacts, Transactions, Negotiations and Agreements

Item 3(a) of the Schedule 14D-9 is hereby amended and supplemented to remove the first two paragraphs following the heading captioned “Indemnification of Executive Officers and Directors—The Merger Agreement” and to replace such paragraphs with the following:

The Merger Agreement contains provisions relating to the indemnification of and insurance for the Company’s and the Company’s subsidiaries’ directors, officers, trustees, employees, agents and fiduciaries. Under the terms of the Merger Agreement, and without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Company’s certificate of incorporation, the Company’s bylaws or the Merger Agreement or, if applicable, similar organizational documents or agreements of any of the Company’s subsidiaries, from and after the date the funds necessary to make payment of the Amended Offer Price to stockholders who properly tender their shares of Common Stock are released from escrow (the “Release Time”), the Surviving Corporation and Parent will jointly and severally: (i) indemnify and hold harmless each person who was, as of June 4, 2007 or during the period from June 4, 2007 through the Closing Date, serving as a director, officer, trustee, employee, agent, or fiduciary of the Company or Company Subsidiaries (as defined in the Merger Agreement) or as a fiduciary under or with respect to any employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (individually the “Indemnified Party” and collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law (as defined in the Merger Agreement), as now or hereafter in effect, in connection with any Claim (as defined in the Merger Agreement) and any judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA); and (ii) promptly pay on behalf of or, within 30 days after any request for advancement, advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, any Expenses (as defined in the Merger Agreement) incurred in defending, serving as a witness with respect to or otherwise participating in any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security.

The indemnification and advancement obligations of Parent and the Surviving Corporation pursuant to the Merger Agreement will extend to acts or omissions occurring at or before the Release Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of the Merger Agreement and any amendments thereto and the consummation of the transactions contemplated thereby, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred thereunder will continue as to a person who continues to be or who has ceased to be a director, officer, trustee, employee, agent, or fiduciary of the Company or the Company Subsidiaries after the date thereof and will inure to the benefit of such person’s heirs, executors and personal and legal representatives. Neither Parent nor the Surviving Corporation will settle, compromise or consent to the entry of any judgment in any actual or threatened claim, demand, Action (as defined in the Merger Agreement), suit, proceeding, inquiry or investigation in respect of which indemnification has been or could be sought by such Indemnified Party thereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such claim, demand, Action, suit, proceeding, inquiry or investigation or such Indemnified Party otherwise consents thereto.

Item 3(a) of the Schedule 14D-9 is hereby further amended and supplemented to add the following paragraphs at the end of the section captioned “Indemnification of Executive Officers and Directors—The Merger Agreement”:

Pursuant to the Merger Agreement, Parent has agreed to indemnify the Company from and after the Release Time for funds expended or advanced in connection with litigation relating to the Merger Agreement pursuant to any right of any officer, director, employee or other person pursuant to an indemnification agreement or any such right arising under the Company charter or bylaws or the Merger Agreement.

From and after the Release Time, Lone Star Fund will guarantee all of the indemnity obligations of the Surviving Corporation set forth in Section 8.05 of the Merger Agreement.

Item 3(b) of the Schedule 14D-9 is hereby amended and supplemented by the addition of the following paragraphs after the “Merger Agreement” section:

“The Second Amendment”

The summary of the Second Amendment and the descriptions of the terms and conditions of the Amended Offer and related procedures and withdrawal rights contained in the Amended Offer, which is being filed as an exhibit to the Schedule TO, are incorporated in this Schedule by reference. Such summary and description are qualified in their entirety by reference to the terms and provisions of the Second Amendment, which has been filed as Exhibit (e)(1)(C) to this Schedule and is incorporated herein by reference.

The Second Amendment amends and supplements the Original Agreement, which governs the contractual rights among the Company, Parent and Offeror in relation to the Amended Offer and the Merger. The Second Amendment has been filed as an exhibit to this Schedule to provide you with information regarding the terms of the Second Amendment and is not intended to modify or supplement any factual disclosures about the Company in the Company’s public reports filed with the SEC. In particular, the Second Amendment and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company.

Item 4:	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented with the following information:

(a)    Recommendation

The Board of Directors of the Company (the “Board”) recommends that you accept the Amended Offer and tender your shares of Common Stock into the Amended Offer. After careful consideration by the Board, including a thorough review of the terms and provisions of the Second Amendment and of the Amended Offer with its outside legal and financial advisors and the Company’s senior management at a meeting held on September 18, 2007, the Board, among other things, by the unanimous vote of all directors:

(i)	determined that the Original Agreement, as amended by the Second Amendment, and the transactions contemplated by thereby, including the Amended Offer and the Merger, are advisable, fair to and in the best interests of the Company stockholders;

(ii)	approved the form, terms and provisions of the Second Amendment, the performance thereof and the transactions contemplated thereby, including, without limitation, the acquisition of the shares of Common Stock by Offeror pursuant to the Amended Offer;

(iii)	approved the performance of the Original Agreement, as amended by the Second Amendment, and the transactions contemplated thereby, including the Amended Offer and the Merger;

(iv)	authorized the execution, delivery and performance of the Second Amendment and all of the transactions contemplated thereby, including the Amended Offer;

(v)	determined to recommend that the Company’s stockholders accept the Amended Offer, and tender their shares of Common Stock into the Amended Offer; and

(vi)	determined to recommend that, to the extent required, the stockholders of the Company approve the Merger and adopt the Merger Agreement.

In determining to recommend the Amended Offer to the Company’s stockholders, and to stay the Delaware Litigation pending Offeror’s acceptance of the shares of Common Stock tendered in the Amended Offer, the Board considered the likelihood of completion of the transaction at the Amended Offer Price, as well as the risks and uncertainties inherent in the Delaware Litigation and the length of time that would be required for the matters at issue in the Delaware Litigation to be finally resolved. A letter to the Company’s stockholders communicating the Board’s recommendation of the Amended Offer is filed herewith as Exhibit (a)(2)(B) and is incorporated herein by reference in its entirety.

Prior to the vote of the directors at the meeting of the Board on September 18, 2007 to approve and authorize the Second Amendment and to take the other actions described above, the Board, by the unanimous vote of all directors, disbanded the Special Committee of the Board (the “Special Committee”).

(b)    Background of the Second Amendment

On June 19th, the Company filed its Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time thereafter, the “Schedule 14D-9”) with the SEC and Offeror filed its Tender Offer Statement on Schedule TO (as amended from time to time thereafter, the “Schedule TO”) with the SEC, each in accordance with the terms of the Original Agreement. After expiration of the original tender offer period on July 17th, the Offer was extended in ten business day increments pursuant to amendments to the Schedule TO under the terms of the Original Agreement. Pursuant to the third amendment to the Schedule TO, the Offer was scheduled to expire at midnight, New York City time, on August 14, 2007.

Prior to the open of the stock market on August 10th, the Company announced it had received regulatory approvals from states representing over 95% of the Company’s loan production volume for 2006, thereby satisfying one of the primary conditions to the closing of the Offer then pending.

Later in the day on August 10th, Lone Star stated in a filing made with the SEC that, in light of the drastic deterioration in the financial and operational condition of the Company, among other things, the Company would fail to satisfy the conditions to the closing of the pending Offer and, accordingly, that Lone Star did not expect to be accepting shares of Common Stock tendered as of the scheduled expiration of the pending Offer period ending at midnight, New York City time, on August 14, 2007.

Also on August 10th, the Company announced that it had entered into a memorandum of understanding that would resolve the class action lawsuit seeking to enjoin the closing of the Offer, and that, as previously announced, since all state regulatory approvals required to close the Offer had been obtained, the Company believed all conditions to the closing of the pending Offer for the Common Stock would be satisfied at the expiration of the then current Offer period on August 14th. Accredited further stated that it strongly disagreed with Offeror’s assertion that such conditions would not be satisfied.

On August 11th, the Company filed a complaint against Lone Star Fund, Offeror and Parent in the Court of Chancery of the State of Delaware, County of New Castle (the “Court”), seeking specific performance of Offeror’s obligations to close the Offer and to complete the Merger.

On August 14th, the Company sent a letter to Offeror stating its expectation that Offeror would accept and pay for the shares of Common Stock tendered as of the scheduled expiration of the Offer and that, if Offeror did not accept and pay for the tendered shares, Offeror would extend the Offer throughout the pendency of the Delaware Litigation in order to preserve the status quo. On August 15th, Offeror announced that, in accordance with its obligations under the Original Agreement the expiration of the Offer would be extended until midnight, New York City time, on August 28, 2007.

On August 17th, the Board held a telephonic meeting with members of the Company’s management and representatives of Dewey Ballantine LLP (“Dewey Ballantine”), Morris Nichols Arsht & Tunnell LLP (“MNAT”) and Bear, Stearns & Co. Inc. (“Bear Stearns”) participating. At the meeting, management reviewed with the Board a proposed restructuring plan, which would include the closure of substantially all of the Company’s retail lending business, closure of approximately half of the Company’s wholesale divisions, immediate cessation of acceptance of new U.S. loan applications until improvement in market conditions; the substantial reduction of the Company’s settlement services operation, Inzura Settlement Services; and the reduction of staff at Company headquarters in San Diego from approximately 400 to approximately 220 employees. A lengthy discussion of the proposed restructuring plan and of the proposed timeline for implementation followed.

Mr. Bowers W. Espy, Chairman of the Special Committee, then advised the Board that he had received a call from Mr. Len Allen of Lone Star and that Mr. Allen had expressed an interest on the part of Lone Star in settling the Delaware Litigation and amending the Offer to reduce the Offer Price. Mr. Allen proposed an amended offer price of $8.00 per share, representing a premium of approximately 10% over the current market price. Under Mr. Allen’s proposal, during the 10 business day extension of the Offer which a reduction in the Offer Price would require, the Company would be free to seek other offers for an acquisition of the Company. Mr. Espy had explained he was not authorized to enter into any agreement on behalf of the Board but agreed to report their discussion to the Board and to respond to Mr. Allen in a timely manner. The Board then discussed the substance of Mr. Espy’s conversation with Lone Star, and concluded that it could not consider any settlement proposal from Lone Star without first having an opportunity to review Lone Star’s answer to complaint due to be filed in the Delaware Litigation on Monday, August 20, so that the Board, with the assistance of its legal advisors, could assess the merit of Lone Star’s arguments and claims. The Board then discussed the various terms and conditions that should be sought in any settlement of the litigation. Included among such terms and conditions discussed were: a waiver by Lone Star of all closing conditions other than the condition that a majority of the outstanding shares of Common Stock be validly tendered and not withdrawn (the “Minimum Condition”) and absence of a temporary restraining order or an injunction prohibiting the transaction; and a release from the non-solicitation provisions of the Merger Agreement which would prevent the Company from seeking other offers to acquire the Company.

Subsequent to the meeting on August 17th, at the direction of the Board, Dewey Ballantine contacted Sullivan & Cromwell LLP, legal counsel to Lone Star (“S&C”), and requested a copy of Lone Star’s answer to complaint in advance of their filing with the Court. S&C provided such advance copy to Dewey Ballantine on the evening of August 18th, which Dewey Ballantine circulated to the Board, members of management of the Company and MNAT.

On August 18th, Alvarez & Marsal (“A&M”) was engaged by the Company to provide restructuring advice to the Company, including providing assistance in evaluation of the Company’s current business plan and in preparation of a revised operating plan and cash flow forecast and presentation of such plan and forecast to the Board.

On August 19th, the Board held a telephonic meeting with members of the Company’s management and representatives of Dewey Ballantine, MNAT and Bear Stearns participating. At the meeting MNAT, in its capacity as counsel to the Company in connection with the Delaware Litigation, summarized the arguments made by Lone Star in its answer to the Company’s complaint and the counterclaims asserted therewith. MNAT advised the Board that, having reviewed Lone Star’s answer to complaint and counterclaims, MNAT, based on the facts available at that time (and recognizing that no discovery had yet taken place), had not seen anything which would change its assessment that the Company had a strong case for requiring Lone Star to perform its obligations under the Original Agreement. The Board again discussed certain terms and conditions that should accompany any settlement of the litigation, and in particular the need to provide a high level of certainty of closing. At the conclusion of the meeting, the Board agreed that Mr. Espy should contact Mr. Allen and express the Company’s belief in the strength of its position in the Delaware Litigation against Lone Star, but also indicate that the Company would consider engaging in settlement negotiations involving a modest discount to the current Offer Price in exchange for speed and certainty of closing.

On the morning of August 20th, Offeror, Parent and Lone Star Fund filed their answer to complaint and counterclaims in the Court of Chancery of the State of Delaware, County of New Castle.

On August 20th, the Board held a telephonic meeting with members of the Company’s management and representatives of Dewey Ballantine, MNAT, Bear Stearns and A&M participating. Mr. Espy updated the Board on his discussions with Mr. Allen, in which he had communicated the Company’s belief in the strength of its case against Lone Star, but also, in order to provide greater certainty to stockholders and avoid the cost and delay associated with litigation, its willingness to consider a modest reduction to the Offer Price. Mr. Espy also described the terms and conditions the Board would require in connection with a settlement and indicated that if such terms and conditions were met, the Board might consider settling at $13.00 per share. Mr. Allen responded that Lone Star would be amenable to certain terms and conditions described by Mr. Espy, but reiterated Lone Star’s rationale for its proposed $8.00 per share price and would not agree to increase that amount. A lengthy discussion of Mr. Espy’s report of his conversation with Mr. Allen followed, including extensive discussion of the various advantages and disadvantages to stockholders of continuing the litigation as opposed to entering into a settlement and an amended Offer at a lower price. Management and a representative of A&M then reviewed with the Board the Company’s proposed plan for restructuring its business, including the closure of certain facilities and termination of employees, and the planned timing of implementation. Also on that date, the Company sent a letter to Lone Star informing Lone Star that the Company intended to implement the restructuring plan and requesting Lone Star’s consent to such implementation, to the extent that such consent was required under the terms of the Original Agreement.

On August 21st, the Board held a telephonic meeting with members of the Company’s management and representatives of Dewey Ballantine, MNAT, and Bear Stearns participating. The first item for discussion was a letter received from Offeror requesting additional information concerning the restructuring plan. Management explained that the immediate implementation of such actions was required in order to preserve the financial stability of the Company, and that the proposed actions were consistent with those previously advocated by Lone Star as advisable steps for the Company. Mr. Espy then updated the Board on the conversations he had had with Mr. Allen since the last Board meeting, including a proposal by Lone Star to raise its proposed new Offer price from $8.00 to $8.50 per share of Common Stock. The Board then discussed how to respond to Lone Star’s latest offer and concluded that the $.50 increase was so modest that it did not warrant any significant movement on the Company’s part from its current position. It was decided that Mr. Espy should respond to Mr. Allen by reiterating the Company’s belief in the strength of its position with regard to the Delaware Litigation and the Board’s willingness to consider a settlement at a moderate discount from the current offer price.

On August 23rd, the Board held a telephonic meeting with members of the Company’s management and representatives of Dewey Ballantine, MNAT and A&M participating. At the meeting, MNAT advised the Board as to its role and responsibilities, including its fiduciary duties in connection with its consideration of a stay of the Delaware Litigation and its acceptance of a lower Offer price. Mr. Espy then updated the directors on his latest discussions with Mr. Allen in which, consistent with the direction given by the Board at its prior meeting, Mr. Espy had expressed the view that an Offer price of $8.50 per share would not be acceptable and that the Company believed in the strength of its case in the Delaware Litigation. Mr. Espy and Mr. Allen then discussed alternative ways to continue discussions, including the possibility of a face-to-face meeting. Mr. Espy agreed to report back to the Board so that the Board could consider what might be done to move the negotiation process forward, and indicated to Mr. Allen that he believed the Board would be prepared to engage in a face-to-face meeting to negotiate a new Offer price in the range of $8.50 to $12.50 per share. There followed a discussion of various strategies for negotiation, including preparation and negotiation of a list of terms of an amended Offer as well as possible in-person meetings with Lone Star to discuss price. After extensive discussion, the Board instructed Dewey Ballantine to begin preparation of a list of terms, other than price, to be included in a restructured deal, such list to be circulated to S&C after review and comment by members of the Company’s management and the Board.

From August 23rd through the morning of August 25th Dewey Ballantine prepared and revised a list of terms based upon comments from MNAT, the Company and certain Board members. On the morning of August 25th, Dewey Ballantine distributed the list of terms to S&C for consideration by Lone Star. Later that day, following review of that term sheet by Lone Star, S&C contacted Dewey Ballantine by telephone. S&C indicated that it was Lone Star’s view that any restructured transaction must include a dismissal of the Delaware Litigation, and not merely a stay of such litigation.

On the morning of August 26th, certain members of the Company’s management and Mr. Espy convened telephonically along with representatives of Dewey Ballantine and MNAT to discuss Lone Star’s response to the term sheet for the proposed settlement of the Delaware Litigation. There was general consensus that if a settlement were to involve a dismissal of the Delaware Litigation, then such a settlement should only involve a minimal discount to the current offer price. Dewey Ballantine was instructed to communicate that position to S&C, and it was determined that these developments, together with any further response from Lone Star, would be discussed at the next Board meeting scheduled for the evening of August 27th.

On the evening of August 26th, a telephonic meeting of the independent directors of the Board was convened including Mr. Espy, Mr. James H. Berglund, Mr. Gary M. Erickson, Ms. Jody Gunderson, Dr. Richard T. Pratt and Mr. Stephen E. Wall, (hereafter collectively referred to as the “independent directors”), along with representatives of Dewey Ballantine, MNAT and A&M. Matters discussed included the retention of a financial advisor to opine on the fairness of any restructured transaction and the fiduciary duties of the directors in considering a possible restructured transaction.

On August 27th the Board held a telephonic meeting with members of the Company’s management and representatives of Dewey Ballantine, MNAT, Bear Stearns and A&M participating. Prior to the meeting, a presentation prepared by MNAT regarding the Delaware Litigation was distributed to the directors and to management. At the meeting, MNAT reviewed this presentation with the directors. Management then updated the directors on its progress in implementing the restructuring of the Company’s operations and provided a financial review. Dewey Ballantine then advised the Board that it had had additional discussion of the term sheet with S&C, and that Lone Star’s current position was that it would be willing to consider a settlement that included a stay and not a dismissal of the Delaware Litigation, but only at a price of $8.50 per share. A lengthy discussion followed about how to respond to this latest communication from Lone Star. The Board reached a consensus that two options for pursuing a restructured transaction should be presented to Lone Star. Under the first option, the Company would agree to a settlement that included a dismissal of the Delaware Litigation at a nominal discount to the current offer price. Under the second option, the Delaware Litigation would be stayed (so that it could be reactivated if the Offer did not close at the revised price), rather than dismissed, and an amended price would be negotiated at a point somewhere between Lone Star’s offer of $8.50 and the Company’s demand of $12.50. Mr. Espy agreed to communicate these two options to Mr. Allen the following morning.

On August 28th, the Board held a telephonic meeting with members of the Company’s management and representatives of Dewey Ballantine, MNAT, Bear Stearns and A&M participating. Kirkland & Ellis LLP (“Kirkland & Ellis”), litigation counsel to the Company in the class action lawsuit which had been brought seeking to enjoin the closing of the original Offer, also participated in this meeting. Mr. Espy updated the Board on his latest discussions with Mr. Allen. As directed by the Board in the previous meeting, Mr. Espy had communicated to Mr. Allen the two options the Board had discussed at the August 27th Board meeting. Mr. Allen informed Mr. Espy that Lone Star would not settle for merely a nominal discount to the current offer price, so the parties should instead continue discussions regarding the price and terms of a settlement involving a stay of the current litigation, but that $8.50 was the highest price that Lone Star could offer under such terms. Kirkland & Ellis and MNAT then apprised the Board of the various risks and timing issues involving current and potential future shareholder litigation in the event of a settlement. A lengthy discussion of possible responses to the position most recently communicated by Lone Star followed. The Board concluded that Mr. Espy should communicate to Mr. Allen that the proposed settlement per share price of $8.50 was unacceptable and that if Lone Star was serious about engaging in settlement negotiations involving a stay of the Delaware Litigation it needed to substantially increase its offer.

On August 29th, the Board held a telephonic meeting with members of the Company’s management and representatives of Dewey Ballantine, MNAT, Kirkland & Ellis, Bear Stearns and A&M participating. Mr. Espy updated the Board on his latest discussions with Mr. Allen. As directed by the Board in the previous meeting, Mr. Espy communicated to Mr. Allen that, unless Lone Star was willing to increase its offer, the parties were at a stalemate and negotiations likely could not continue. Following a short break from the negotiations to consult with S&C, Mr. Allen informed Mr. Espy that Lone Star was willing to come to a settlement substantially on the terms set forth in the term sheet at a per share price of $10.50, but that this was a best and final settlement offer and such offer needed to be documented and announced as soon as practicable. After, a lengthy discussion, the Board concluded that, given the risks and uncertainties inherent in any litigation, it was prepared to accept a settlement at a 25% discount to the original purchase price of $15.10 per share (i.e., reduction to a purchase price of $11.33 per share). Mr. Espy was instructed to communicate the counteroffer and the Board’s rationale therefor to Mr. Allen. Later that day, Mr. Espy reported that he had proposed the $11.33 counteroffer to Mr. Allen and that Mr. Allen had rejected the counteroffer and informed Mr. Espy that he did not intend to pursue further settlement negotiations on the basis discussed on August 29th.

Late in the day on August 30th, the Company received a letter from Lone Star directed to the Board and released publicly by Lone Star in the form of a press release. The letter proposed a dismissal of the Delaware Litigation and reduction of the offer price to $8.50 per share and indicated that Lone Star would place into escrow funds sufficient to pay the amended Offer price for all outstanding shares of common stock of the Company.

Later that day, certain members of the Company’s management and Mr. Espy convened telephonically along with representatives of Dewey Ballantine and MNAT to discuss how to respond to Lone Star’s letter and press release. The discussion included the current status of the Delaware Litigation, including the perceived merits of the case, the progress of discovery and the scheduled trial date of September 26, 2007. It was determined that the Company should draft a response in the form of a press release to be circulated and reviewed in advance of a Board meeting to occur the following day, at which time the Board could decide how to respond.

On August 31st, the Board held a telephonic meeting with members of the Company’s management and representatives of Dewey Ballantine, MNAT, Bear Stearns and A&M participating. The Board considered the large discount from the $10.50 price last communicated by Mr. Allen to Mr. Espy during confidential settlement discussions to the $8.50 price set forth in the publicly disclosed letter. The Board also considered that the scheduled trial date for the Delaware Litigation was less than one month away. Considering these factors and others, the Board concluded that Lone Star’s offer was not in the best interest of stockholders and acted by unanimous vote to reject that offer. The Board also approved the Company press release in the form circulated by management immediately prior to the meeting, and the Company’s press release announcing its rejection of the $8.50 settlement offer was issued later that day.

On September 5th, the independent directors of the Board held a meeting with representatives of Dewey Ballantine, MNAT and A&M participating. At this meeting, the independent directors reviewed and discussed proposals for providing opinions regarding fairness of a reduced Offer price in connection with a possible settlement which had been received from Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) and from Milestone Advisors, LLC (“Milestone”) and determined to continue discussions with both Houlihan Lokey and with Milestone concerning their respective proposals. In this regard, the Board had previously been advised by Bear Stearns that it would view any decision by the Board to enter into a restructured transaction at a reduced offer price as a settlement of litigation and, accordingly, that Bear Stearns would not be prepared to render an opinion regarding fairness under such circumstances. The independent directors were informed by Mr. Espy that no new discussion with Lone Star had occurred.

Later on September 5th, the Company sent Lone Star a letter informing it that a financial services company had approached the Company about a possible transaction. The Company requested Lone Star’s consent for it to engage in discussions relating to such opportunity to the extent that such consent was required under the terms of the Original Agreement, and inviting Lone Star to participate in such discussions.

On September 6th, the independent directors of the Board held a meeting with representatives of Dewey Ballantine, MNAT and A&M. The independent directors further discussed proposals received from Houlihan Lokey and Milestone regarding provision of an opinion regarding fairness of a reduced Offer price in connection with a possible settlement.

On September 7th, the Board held a telephonic meeting with members of management and representatives of Dewey Ballantine, MNAT, Bear Stearns and A&M participating. Mr. Konrath informed the Board that, in response to the letter that the Company had sent to Lone Star on September 5, 2007, Mr. Konrath had received a telephone call from Mr. Allen in which Mr. Allen had requested additional information regarding the overture received from a financial services company regarding a possible transaction, and had also indicated that any consent from Lone Star required for the Company to pursue such a transaction should be considered as part of an overall settlement of the Delaware Litigation. The Board then discussed the possibility of reviving settlement negotiations with Lone Star. Also at that meeting, MNAT updated the Board as to the status of the Delaware Litigation.

On September 9th, the independent directors of the Board held a meeting with representatives of Dewey Ballantine, MNAT and A&M. The independent directors determined that, based on the latest discussions with Houlihan Lokey and Milestone, they would recommend Milestone’s retention to the full Board. The independent directors then reached a consensus that they would like to engage in further settlement discussions with Lone Star, and that if Mr. Allen did not contact the Company in this regard over the next few days, the independent directors would reconvene to determine the best way to approach Lone Star about resuming settlement discussions. A representative of A&M then advised the independent directors on the current status of the Company’s relationship with its creditors, including the various completed and proposed amendments to the Company’s credit facilities representative of A&M. A&M also reviewed with the Board the Company’s progress in implementing the restructuring plan and the viability of the Company’s current operating plan, and indicated its belief that the Company was taking all available actions to maximize the value of the enterprise. However, A&M also stated its view that, if the Company was not successful in the Delaware litigation, absent a significant capital infusion or substantial forbearance by creditors, it was unlikely that the Company would be able to execute its medium- to long-term business plan. Also at that meeting, MNAT updated the independent directors as to the status of the Delaware Litigation.

On September 12th, the Board held a telephonic meeting with members of the Company’s management and representatives of Dewey Ballantine, MNAT, Bear Stearns and A&M participating. MNAT presented a detailed report on the status of the Delaware Litigation and depositions. Mr. Konrath reported that he had spoken to Mr. Allen the previous day and that Mr. Allen had expressed willingness to meet with representatives of the Company to engage in settlement negotiations as soon as a meeting could be arranged. The Board then considered the risks and benefits to resuming settlement negotiations and reached a consensus that it would be in the best interest of the stockholders of the Company to attempt to settle the Delaware Litigation by negotiating a reduced offer price. The Board authorized a team of three independent directors, consisting of Mr. Espy, Mr. Erickson and Mr. Wall (collectively, the “negotiating team”), to engage in face-to-face negotiations with Lone Star at a meeting to be held as soon as possible. A lengthy discussion of the appropriate price parameters for a restructured transaction followed. At the conclusion of the meeting, it was decided that Mr. Espy would call Mr. Allen with a view to setting up a face-to-face meeting between principals and counsel to be held in New York the following day.

On September 13th, the negotiating team, together with representatives of Dewey Ballantine and MNAT, met with Mr. Allen and representatives of S&C at Dewey Ballantine’s office in New York. At this meeting, the negotiating team explained that the Company was requesting that the proposed settlement include a stay, rather than emphasized the need for a stay, and not a dismissal, of the Delaware Litigation so that, in the event that Lone Star failed to perform under the restructured transaction, the Delaware Litigation could be reactivated with as short as possible a delay in getting to trial. The negotiating team also emphasized the Company’s need for any restructured transaction to provide virtual certainty of closing. At the conclusion of the negotiations, the parties reached an agreement in principle, subject to satisfactory documentation and the authorization by the Company’s Board, to reduce the Offer price from $15.10 per share to $11.75 per share, and to stay the Delaware Litigation on terms whereby it could be reactivated if Lone Star failed to perform its obligations under the restructured transaction, but not if it failed to close for other reasons, including failure to satisfy the Minimum Condition. Terms of the proposed settlement also included Lone Star’s placing into escrow cash in an amount sufficient to pay the amended Offer price for all outstanding shares of the Company’s common stock and Lone Star’s agreement to provide debt financing in an amount equal to $49 million, of which approximately $34 million would be used to repay outstanding debt from one of the Company’s creditors and the remainder of which would provide additional liquidity to the Company. Under the restructured transaction, most of the conditions to closing the Offer under the Original Agreement would be eliminated, with the primary remaining conditions being the satisfaction of the Minimum Condition and the absence of any injunction or other order preventing the closing. The terms of the restructured transaction would also provide that Lone Star would generally have the right to terminate the transaction if the Minimum Condition was not satisfied at any scheduled expiration date of the Offer after the 20th business day following the date of the filing of this Schedule 14D-9/A with the SEC.

A meeting of the Board was held, with members of the Company’s management and representatives of Dewey Ballantine, MNAT, Bear Stearns and A&M participating, immediately following the conclusion of the negotiating session. At the meeting, Mr. Espy, together with Dewey Ballantine and MNAT, provided a detailed report on how the negotiation had progressed and the agreement in principle that had been reached. The Board discussed the various terms of the proposed settlement and the risks and benefits of each, individually and collectively. After discussion, the Board reached a consensus that the Company should move forward with the settlement on the terms described, subject to satisfactory documentation and to receipt of an opinion regarding fairness of the restructured transaction to the stockholders of the Company.

Over the next several days, the Company, Lone Star and their legal advisors exchanged drafts of the Second Amendment and related documents, including an escrow agreement and the agreements whereby Lone Star would provide $49 million of debt financing to the Company. On September 15th, the Board held a telephonic meeting with members of the Company’s management and representatives of Dewey Ballantine, MNAT, Bear Stearns and A&M participating, at which the Board was updated as to the status of the documentation of the restructured transaction. The directors discussed the expected timeline for executing and delivering the Second Amendment, preparing and filing the relevant documents with the SEC, and completing the Merger.

On September 16th, the Board held a telephonic meeting with members of the Company’s management and representatives of Dewey Ballantine, MNAT, Bear Stearns, A&M and Milestone participating. Prior to the meeting, Milestone provided the Board with a draft of a written presentation in respect of the restructured transaction. At the meeting, Milestone reviewed its financial analysis and advised the Board that it would be prepared, when requested by the Board, to deliver an opinion as to the fairness of the restructured transaction, from a financial point of view, to the stockholders of the Company. Representatives of Milestone then responded to questions from the members of the Board. Following the discussions, Dewey Ballantine and MNAT reviewed with the Board the terms of the restructured transaction that had been negotiated with Lone Star.

The Board next met in the morning, Pacific time, on September 18th, with members of the Company’s management and representatives of Dewey Ballantine, MNAT, A&M Milestone participating. Prior to the meeting, Milestone provided the Board with a written presentation in respect of the restructured transaction, and Dewey Ballantine provided a written summary of the material terms of the restructured transaction. At the meeting, Milestone reviewed its analysis and orally provided its opinion, which opinion was confirmed in writing that same day, to the effect that, as of that date, based on and subject to assumptions, qualifications and limitations set forth in its written opinion, the consideration of $11.75 per share in cash to be paid to the Company’s stockholders, other than Lone Star and its affiliates (to the extent that they hold shares of Common Stock), pursuant to the restructured transaction was fair, from a financial point of view, to such stockholders. Dewey Ballantine and MNAT then reviewed with the Board the terms of the restructured transaction that had been negotiated with Lone Star. The representatives of Milestone, Dewey Ballantine and MNAT then responded to questions from members of the Board. After further discussion, the Board unanimously voted to disband the Special Committee. The Board then, by the unanimous vote of all directors, (i) determined that the Original Agreement as amended by the Second Amendment, and the transactions contemplated thereby, including the Amended Offer and the Merger, were advisable, fair to and in the best interests of, the Company stockholders; (ii) approved the form, terms and provisions of the Second Amendment, and the performance thereof and the transactions contemplated thereby, including without limitation, the acquisition of the shares of Common Stock by Offeror pursuant to the Amended Offer; (iii) approved the performance of the Original Agreement, as amended by the Second Amendment, and the transactions contemplated thereby, including the Amended Offer and the Merger; (iv) authorized the execution, delivery and performance of the Second Amendment and all of the transactions contemplated thereby, including the Amended Offer; (v) determined to recommend that the Company’s stockholders accept the Amended Offer, and tender their shares of Common Stock into the Amended Offer; and (vi) determined to recommend, to the extent required, that the stockholders of the Company approve the Merger and adopt the Merger Agreement.

Later that day, Lone Star funded the escrow account, and the Company and Lone Star executed the Second Amendment and related documents. Shortly thereafter, the Company and Lone Star issued a joint press release announcing the Amended Agreement.

(c)    Reasons for the Recommendation

The Board

The Board, by the unanimous vote of all directors, (i) determined that the Original Agreement as amended by the Second Amendment, and the transactions contemplated by thereby, including the Amended Offer and the Merger, are advisable, fair to and in the best interests of, the Company stockholders; (ii) approved the form, terms and provisions of the Second Amendment, and the performance thereof and the transactions contemplated thereby, including without limitation, the acquisition of the shares of Common Stock by Offeror pursuant to the Amended Offer; (iii) approved the performance of the Original Agreement, as amended by the Second Amendment, and the transactions contemplated thereby, including the Amended Offer and the Merger; (iv) authorized the execution, delivery and performance of the Second Amendment and all of the transactions contemplated thereby, including the Amended Offer; (v) determined to recommend that the Company’s stockholders accept the Amended Offer, and tender their shares of Common Stock into the Amended Offer; and (vi) determined to recommend that, to the extent required, the stockholders of the Company approve the Merger and adopt the Merger Agreement.

In the course of reaching its determinations to approve the Second Amendment and the transactions contemplated by the Merger Agreement, as amended, including the Amended Offer and the Merger and to recommend that the Company’s stockholders accept the Amended Offer and tender their shares of Common Stock pursuant to the Amended Offer, the Board consulted with its outside legal and financial advisors and the Company’s senior management, and considered numerous factors, including the following material factors it had considered (as previously described in this Schedule 14D-9) when it approved the June 4 Agreement. A number of those factors remained relevant, including but not limited to those factors related to:

•	its review of the Company’s business, operations, financial condition and earnings on a historical and a prospective basis, including its financial results year-to-date 2007;

•	current conditions and trends in the non-prime mortgage industry;

•

the fact that the merger consideration would consist solely of cash, which would enable the Company’s stockholders to realize, on the most accelerated timetable available, what the Board believes to be a fair value, in cash, in respect of their investment and would provide certainty of value to the Company’s stockholders;

•	the fact that Offeror’s obligation to consummate the Merger would not be subject to any financing contingencies and the Board’s view of Offeror’s ability to fund the merger consideration;

•	the likelihood of the consummation of the Merger and the Board’s evaluation of the likely time period necessary to effect the Merger.

In addition, the Board considered a number of new factors which the Board believed supported its determination to approve the Second Amendment and the transactions contemplated by the Merger Agreement, as amended, including the Amended Offer and the Merger, including:

•

the fact that conditions in the non-prime mortgage industry had continued to deteriorate since the Original Agreement was signed in June 2007 and that current market conditions put substantial pressure on the Company’s ability to sustain and fund its operations;

•	the fact that non-prime whole-loan pricing had deteriorated to levels which did not allow the Company to sell whole-loans on a profitable basis;

•

the fact that in response to market conditions, the Company had implemented a significant restructuring of its business operations, resulting in the closure of substantially all its retail operations, significant downsizing of its wholesale division and substantial reduction of its workforce;

•	the fact that, as a result of the restructuring, the Company was no longer accepting U.S. loan applications;

•	the fact that the Company’s access to capital in the form of warehouse funding and securitization financing had become extremely limited;

•	the current financial state of the Company, including a substantial deterioration of its capital base and its financial results for year-to-date 2007;

•	the fact that if the Merger was not completed, the Company’s financial and operating viability would be uncertain;

•	the fact that, since the announcement of the execution of the Original Agreement in June 2007, the Company had not received any alternative acquisition proposals;

•	the risks and uncertainties associated with continuing the Delaware Litigation, including the risk that the Company could lose the Delaware Litigation;

•

the fact that the reduced purchase price of $11.75 per share to be received by the Company’s stockholders represented a premium of approximately 20% over the closing price of the shares of common stock of the Company on Nasdaq on September 18, 2007, the last trading day preceding announcement of the Second Amendment, which was $9.78 per share;

•

the opinion of Milestone, dated September 18, 2007, to the Board that subject to the assumptions, qualifications and limitations stated in the opinion, as of such date, the consideration of $11.75 per share to be paid to the Company’s stockholders in the restructured transaction was fair, from a financial point of view, to the stockholders of the Company (the full text of the Milestone opinion is attached as Annex V to this disclosure statement and should be read in its entirety, together with the information contained under the heading “Opinions of the Board’s Financial Advisors (c) Milestone” beginning on page 14);

•	the fact that the Second Amendment entirely relieved the Company from the provisions of the Original Agreement that prohibited the Company from soliciting alternative transactions;

•

the fact that, pursuant to the terms of the Second Amendment, Lone Star’s obligation to close the Amended Offer would not be subject to any conditions related to the accuracy of representations or warranties made by the Company in the Original Agreement, nor to the absence of a Material Adverse Effect (as defined in the Original Agreement) occurring at any time after the execution of the Original Agreement in June 2007, or to the compliance by the Company with negative covenants, other than with limited negative covenants specifically identified in the Second Amendment;

•

the fact that the terms of the Second Amendment, would permit the Company to reactivate the Delaware Litigation if Lone Star failed to perform its obligations under the Original Agreement as amended by the Second Amendment;

•	the effect that an intervening bankruptcy filing might have on the Company’s position in the Delaware Litigation; and

•	the likelihood of closing of the Amended Offer and the relatively short time period that the Board expected would be required to close the Amended Offer.

In the course of its deliberations, the Board also considered a variety of risks and other countervailing factors related to entering into the Second Amendment and the transactions contemplated by the Merger Agreement, as amended, including the Amended Offer and the Merger, including:

•	the fact that the Amended Offer would provide less consideration to stockholders than the Offer;

•	the perceived strength of the Company’s case in the Delaware Litigation;

•

the fact that a component of the Second Amendment would require the Company to stay the Delaware Litigation and such stay would result in delay in getting to an ultimate resolution of the case if Lone Star were to fail to perform its obligations and the Company were to reactivate the Delaware Litigation and, in particular, that the stay would result in the Company’s losing its scheduled trial date of September 26th;

•

the fact that, in general, Lone Star would have the right to terminate the Merger Agreement if, at any scheduled expiration of the Offer following the twentieth (20th) business day following the date of filing of this Schedule 14D-9/A with the SEC, the holders of a majority of the outstanding shares of Common Stock had not validly tendered (and not withdrawn) their shares of Common Stock and, in the event of such termination, Lone Star would have no further obligations under the Merger Agreement to the Company or its stockholders and the Company would have no right to reactivate the Delaware Litigation; and

•

the fact that the Company’s directors and officers may have interests with respect to the Original Agreement as amended by the Second Amendment that are different from, and in addition to, those the Company’s stockholders generally because, under the terms of the Second Amendment, the obligations of Parent to support the Company’s obligations to indemnify its officers and directors will commence at the time that the Offer closes, rather than at the Merger Effective Time, and will be guaranteed by Lone Star Fund. Please see “The Subject Company, its Executive Officers, Directors or Affiliates.”

The foregoing discussion summarizes the material factors considered by the Board in its consideration of the Second Amendment and Amended Offer. In view of the wide variety of factors considered by the Board, and the complexity of these matters, the Board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board may have assigned different weights to various factors. The Board recommends that the Company’s stockholders accept the Amended Offer and approve and adopt the Original Agreement, as amended by the Second Amendment, and the Merger based upon the totality of the information presented to and considered by it.

For the reasons described here, and above under “Reasons for the Recommendation,” the Board recommends that the Company’s stockholders accept the Amended Offer and tender their shares of Common Stock into the Amended Offer.

Item 5:	Persons/Assets, Retained, Employed, Compensated, or Used

Item 5 of the Schedule 14D-9 is hereby further amended and supplemented to add the following paragraph (d) immediately preceding the last paragraph of Item 5:

(d)    Milestone

Pursuant to a letter agreement dated September 12, 2007 (the “Milestone Engagement Letter”), the Board engaged Milestone to issue an opinion regarding fairness to the Board in connection with Lone Star’s acquisition of the Company pursuant to the Original Agreement, as subsequently amended by the Second Amendment. Pursuant to the terms of the Milestone Engagement Letter, the Company agreed to pay Milestone a non-refundable initial fee of $200,000 (the “Initial Fee”), payable upon execution of the Milestone Engagement Letter, and, in addition, to pay Milestone an additional fee of $250,000 if the Board were to request that Milestone render an opinion as to the fairness, from a financial point of view, to the stockholders of the Company, other than Lone Star and its affiliates (to the extent they hold shares of Common Stock), of the consideration to be received by such holders in connection with a restructured transaction. The fee in connection with Milestone’s preparation and delivery of an opinion regarding fairness would be payable upon the completion and delivery of the opinion and would be payable regardless of the conclusion as to the fairness of the restructured transaction expressed by Milestone in such opinion. The Milestone Engagement Letter also provides that Milestone and related parties are indemnified against certain liabilities incurred in connection with its engagement, subject to certain limitations.

The foregoing summary of the relationship between the Company and Milestone is not intended to be complete and exhaustive and such summary and description is qualified in its entirety by reference to the Milestone opinion regarding fairness attached as Annex V to this Schedule and incorporated herein by reference.

Item 8:	Additional Information

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by the addition of the following paragraphs at the end of “Certain Litigation” section:

On September 19, 2007, the Delaware Court of Chancery entered a Stipulation and Order staying the Delaware Litigation. Accredited can lift the stay if it believes Lone Star has breached a material obligation under the Second Amendment and if Lone Star has not yet accepted for payment and paid for the shares of Common Stock validly tendered and not withdrawn in the Offer. Upon lifting the stay, the parties have agreed to seek the earliest practicable trial date after completion of the remaining discovery and briefing and Accredited will have the option to either: (1) return the parties to their respective positions as if there had been no reduction from the original Offer Price of $15.10; or (2) seek specific performance of the Second Amendment at the Amended Offer Price of $11.75. Upon release to the Depositary for the Offer of the funds deposited into escrow under the Second Amendment, or if the Merger Agreement is terminated other than as a result of a material breach of the Amended Agreement by Lone Star after execution of the Second Amendment, the parties agree to dismiss the litigation.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by the addition of the following paragraphs immediately following the end of “Opinions of the Board’s Financial Advisors” subsection “(b) Houlihan Lokey”:

(c)     Milestone

Overview

Pursuant to the Milestone Engagement Letter, the Board engaged Milestone to act as a financial advisor, and, upon request by the Board, to issue to the Board an opinion regarding fairness, from a financial point of view, to the stockholders of the Company, other than Lone Star and its affiliates (to the extent they hold Shares of Common Stock), of the consideration to be received by such stockholders in connection with Lone Star’s acquisition of the Company pursuant to the June 4 Agreement, as amended by the First Amendment dated as of June 15, 2007 and as subsequently amended by the Second Amendment dated as of September 18, 2007.

On September 18, 2007, Milestone delivered to the Board its oral opinion, which was confirmed in writing that same date (the “Opinion Date”) that, as of the Opinion Date and based on and subject to the assumptions, qualifications and limitations set forth in its written opinion (the “Opinion”), the consideration of $11.75 in cash per share to be paid to the stockholders of the Company, other than Lone Star and its affiliates (to the extent they hold shares of Common Stock) pursuant to the Original Agreement as amended by the Second Amendment, and the transactions contemplated thereby, including the Offer at the Amended Offer Price and the Merger upon payment of Merger Consideration equal to the Amended Offer Price (referred to in the Opinion, and herein, as the “Transaction”), is fair, from a financial point of view, to such stockholders.

The full text of Milestone’s Opinion to the Board is attached as Annex V to this document. The following summary is qualified in its entirety by reference to the full text of the Opinion, and you should read the Opinion carefully and in its entirety. The Opinion sets forth the assumptions made, some of the matters considered and qualifications to and limitations of the review undertaken by Milestone. Milestone’s Opinion is subject to the assumptions and conditions contained therein and is necessarily based on economic, market and other conditions and the information made available to Milestone as of the Opinion Date, and Milestone assumes no responsibility for updating or revising its Opinion based on circumstances or events occurring after the Opinion Date.

In reading the discussion of the opinion regarding fairness set forth below, you should be aware that Milestone’s Opinion:

•	Was intended for the benefit and use of the Board.

•	Did not constitute a recommendation to the Board.

•	Does not constitute a recommendation to any stockholder as to whether to tender any shares of the Common Stock pursuant to the Offer.

•	Does not constitute a recommendation to any stockholder as to how to vote in connection with the Merger or the Offer.

•	Did not address the Company’s underlying business decision to proceed with or effect the Transaction.

The Company did not provide specific instructions to, or place any limitations on, Milestone with respect to the procedures to be followed or factors to be considered in performing its analyses or providing its Opinion.

In connection with rendering its Opinion, Milestone made such reviews and analyses as deemed necessary. Among other things, Milestone:

1.	Reviewed the June 4 Agreement, the First Amendment and the Second Amendment;

2.	Reviewed (i) Accredited’s Annual Reports to Stockholders and Annual Reports on Form 10-K for the years ended December 31, 2004, December 31, 2005, and December 31, 2006, (ii) its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006, September 30, 2006 and March 31, 2007 and (iii) its Current Reports on Form 8-K filed since December 31, 2006 (Accredited has not yet filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007);

3.	Reviewed certain operating and financial information relating to Accredited’s business and prospects, including (i) certain unaudited monthly financial information for January through July 2007 and (ii) certain monthly and quarterly projections and liquidity scenarios for the years ending December 31, 2007, December 31, 2008 and December 31, 2009, all as prepared and provided to Milestone by the Company’s management (collectively, the “Projections”);

4.	Interviewed certain members of Accredited’s senior management to discuss the Company’s business, operations, historical and projected financial results, financial condition, current and prospective access to capital, current and prospective liquidity and future prospects, including such management’s views of the operational and financial risks and uncertainties attendant with not pursuing the Transaction or another similar corporate sale transaction;

5.	Reviewed and/or performed various valuation and financial analyses based on the Projections for the Company that were provided by management, including illustrative discounted future terminal value analyses and a hypothetical liquidation analysis (based on guidance provided by certain members of Accredited’s senior management);

6.	Reviewed the historical prices, trading multiples and trading volume of the shares of Common Stock;

7.	Reviewed publicly available financial data, stock market performance data and trading multiples of companies which Milestone deemed generally comparable to Accredited;

8.	Reviewed the terms of recent merger and acquisition transactions which Milestone deemed generally comparable to the Transaction; and

9.	Conducted such other studies, analyses, inquiries and investigations as Milestone deemed appropriate.

In rendering its Opinion, Milestone relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with Milestone by Accredited or obtained by Milestone from public sources, including, without limitation, the Projections and liquidity scenarios referred to above. With respect to the Projections and liquidity scenarios, Milestone relied on representations that they have been reasonably prepared in good faith and reflect the best currently available estimates and judgments of the senior management of Accredited as to the expected future financial performance and condition of the Company. Milestone noted that such financial projections are subject to significant uncertainty, particularly in light of recent and on-going conditions in the non-prime mortgage sector and the Company’s recent financial performance, current financial condition, current and prospective access to capital, current and prospective liquidity and unclear future prospects. Milestone did not assume any responsibility for the independent verification of any such information, including, without limitation, the Projections and liquidity scenarios, and Milestone further relied upon the assurances of the senior management of Accredited that they are unaware of any facts that would make the information, Projections and liquidity scenarios incomplete, inaccurate or misleading in any material respect. Further, Milestone expressed no opinion with respect to such Projections and liquidity scenarios, their achievability, or the assumptions on which they are based and the resulting impact on the Company’s financial performance, financial condition, liquidity and resulting stockholder value. Milestone did not consider any aspect or implication of any transaction to which the Company is or may be a party (other than as specifically described herein with respect to the Transaction).

Milestone relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Merger Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Merger Agreement and documents provided to Milestone, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise) or any other financial term of the Transaction. Milestone also relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of the Company, or otherwise have an adverse effect on the Company or any expected benefits of the Transaction.

Furthermore, in connection with its Opinion, Milestone was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Milestone provided with any such appraisal or evaluation. Milestone expressed no opinion regarding the liquidation value of any entity. Milestone undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject; the Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertion of claims, outcomes or damages arising out of any such matters.

Milestone was not requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of the Company, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board or any other party with respect to business combination or other alternatives to the Transaction. The Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Milestone as of, the Opinion Date. Milestone did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its Opinion, or otherwise comment on or consider events occurring after the Opinion Date. Subsequent events that could materially affect the conclusions set forth in the Opinion include, without limitation, adverse changes in industry performance or market conditions; changes to the business, financial condition and results of operations of the Company; changes in the terms of the Transaction; and the failure to consummate the Transaction within a reasonable period of time.

The Opinion was intended for the use of the Board in connection with its consideration of the Transaction and is not to be relied upon by any other person for any other purpose. The Opinion does not constitute a recommendation to the Board as to whether to approve the Transaction and does not constitute a recommendation to any stockholder to tender any or all of their shares of Common Stock or to take any other action. Milestone expressed no opinion as to the underlying valuation, future performance or long-term viability of Accredited.

Milestone’s Opinion was subject to the assumptions and conditions contained therein and is necessarily based on economic, market and other conditions, and the information made available to Milestone, as of the Opinion Date. Milestone expressed no opinion on matters of a legal, regulatory, tax or accounting nature related to the Transaction. Milestone assumes no responsibility for updating or revising the Opinion based on circumstances or events occurring after the Opinion Date.

Situational Factors

In evaluating the Company’s projected financial results, financial condition, current and prospective access to capital, current and prospective liquidity and future prospects, Milestone noted, based on its review of market conditions and publicly available information, and its discussions with the Company’s senior management, that:

•

Recent turmoil in the mortgage sector has put substantial pressure on the Company’s ability to sustain and fund its operations. Liquidity has become a significant concern for the Company, and, as such, the Company’s future prospects are highly uncertain:

•

Non-prime whole-loan pricing has deteriorated to levels which do not allow the Company to sell whole-loans on a profitable basis. As a result, the Company has significantly curtailed its loan production activities and has shut down much of its lending infrastructure.

•	The Company’s access to capital in the form of warehouse funding and securitization financing has become extremely limited and, to the extent available, very expensive relative to historical levels.

•

As a result of the deterioration in the non-prime mortgage sector and the incurrence of significant operating losses during the past six months, the Company has experienced a substantial deterioration of its capital base and a significant decline in its book value per share.

•

As a result of the non-prime mortgage sector disruption and the Company’s recent operating results and uncertain prospects, the Company has seen the trading price of the Common Stock drop significantly since February 2007 (reaching an all-time low of $3.77 on March 13, 2007), and the trading price of the Common Stock has demonstrated substantial volatility during the past few months.

•

On August 2, 2007, the trading price of the Common Stock fell sharply, closing at $5.31, after the Company issued its Annual Report on Form 10-K for the year ended December 31, 2006, which included a report from the Company’s independent public accountants stating that if the pending merger was not completed, the Company’s financial and operating viability was uncertain. After

Lone Star publicly disclosed on August 30, 2007 that it had delivered a letter to the Board stating that it was prepared to complete the Transaction at a revised price of $8.50 per share, the trading price of the Common Stock began to increase.

•	As a result of recent and on-going conditions in the non-prime mortgage sector, the Company’s stand-alone liquidity profile remains challenging:

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Under the terms of an existing $230 million term loan, the Company is required to maintain minimum liquidity of at least $75 million at all times and issue a notification to the lender if liquidity falls, or is likely to fall, below $150 million. Additionally, the Company needs to maintain a tangible net worth of $250 million (including Preferred and Trust Preferred Stock).

–

As of July 31, 2007, the Company had unrestricted cash of approximately $175 million. Under the Projections provided to Milestone by the Company’s management, unrestricted cash levels and tangible net worth are expected to fall below required levels. The Company’s ability to obtain waivers could become more difficult, if at all possible, without a cash or capital infusion.

•

Accredited has not yet filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007. The Company did not file its Annual Report on Form 10-K for the year ended December 31, 2006 until August 2, 2007 and did not file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 until September 18, 2007:

•

The Company’s current lack of current financial statements may further limit its ability to retain warehouse providers, to securitize mortgage loans in the future and/or to raise other forms of capital (e.g., common stock and/or equity-linked securities) to finance its ongoing operating requirements.

•

On March 19, 2007, the Company announced that it had received notice from NASDAQ that the Common Stock is subject to delisting from the NASDAQ Stock Market and requested a hearing before the NASDAQ Listing Qualifications Panel (the “NASDAQ Panel”) to appeal the NASDAQ staff’s determination to delist the Company’s stock. At the hearing, which was held on May 3, 2007, the Company presented its plan to regain compliance with NASDAQ’s requirements which was accepted. The Company is still listed on the NASDAQ and current on meeting its requirements for compliance; however, continued deterioration to its financial position may put the listing in jeopardy again.

•	The delayed filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 may violate certain financing covenants.

•

The Board and the Company retained another investment banking firm to, among other things, solicit alternative transaction proposals other than the Transaction and conducted a thorough marketing process that led to the announcement of the original transaction with Lone Star on June 4, 2007.

•	Since the date of the announcement of the original transaction with Lone Star on June 4, 2007, the Company has not received any alternative acquisition proposals.

•	The mortgage banking mergers and acquisitions market continues to deteriorate due to ongoing liquidity concerns, with transaction pricing and number of market participants diminishing.

Milestone Value Analysis

The following is a brief summary of the principal financial and valuation analyses performed by Milestone and presented to the Board in connection with rendering its Opinion. The following summary, however, does not purport to be a complete description of the financial and valuation analyses performed by Milestone, and the order of analyses described does not represent the relative importance or weight given to the analyses performed by Milestone.

Some of the financial and valuation analyses summarized below include summary data and information presented in tabular format. In order to understand fully the financial and valuation analyses, the summary data and tables must be read together with the full text of the analyses. Considering the summary data and tables alone could create a misleading or incomplete view of Milestone’s financial analysis.

Based on the Amended Offer Price of $11.75 per share in cash, Milestone reviewed the price-to-book-value multiple with respect to the Transaction. Milestone also calculated the Amended Offer Price premium in a range of Common Stock prices that were based on (i) the per share closing price as of September 17, 2007 and (ii) the per share 10-day and 20-day volume-weighted average prices as of September 17, 2007.

Transaction Premiums and Implied Multiples

Transaction Price per Share of Common Stock		$11.75

	Common Stock Price	Premium
Premium/(Discount) to:
Closing Stock Price on 9/17/07	$10.28	14.3%
10-Day Volume-Weighted Average as of 9/17/07	$10.22	15.0%
20-Day Volume-Weighted Average as of 9/17/07	$8.01	46.6%

	Common Stock Book Value per Share	Premium
Transaction Price/Book Value Per Share
As Reported 3/31/07	$11.22	4.7%
Estimated 6/30/07	$9.43	24.6%
Estimated 7/31/07	$5.13	129.2%

Publicly-Traded Comparable Company Analysis. Milestone calculated equity value as a multiple of book value and assets value and considered certain financial data for the Company and selected companies Milestone deemed generally comparable to Accredited. Milestone applied selected multiples to the Company’s actual book value and asset value as of July 31, 2007, and noted that since book value is projected by the Company to decline by the end of August 2007, so would the implied price-to-book value.

The selected companies were:

•	Fremont General Corporation

•	Delta Financial Corporation

•	Franklin Credit Management Corporation

The selected companies analysis indicated the following:

	Mean	Median
Equity Value as a Multiple of:
Net Book Value	61.51%	68.94%
Asset Value	2.09%	1.89%

Milestone applied multiple ranges based on the selected companies analysis to corresponding financial data for the Company, including estimates provided by the Company’s management. The selected companies analysis indicated an implied reference range value per share of Common Stock of $3.15 to $7.49, as compared to the proposed Amended Offer Price of $11.75 per share of Common Stock.

M&A Comparable Analysis. Milestone reviewed and analyzed selected precedent merger and acquisition transactions since January 2003 involving companies whose lines of business include the origination, servicing, and/or investment in mortgage loans. Milestone noted that a majority of the transactions were announced in market conditions that were materially different from the currently prevailing mortgage environment and therefore deemed these precedent transactions to be less relevant. Milestone focused on the completed acquisition of Fieldstone Investment Corp. by Credit-Based Asset Servicing and Securitization LLC (“C-BASS”) as most relevant in the context of the Lone Star acquisition of Accredited transaction mainly due to the nature of the businesses acquired and the recent timing of the announcements. Milestone noted the deal price offered by C-BASS for Fieldstone Investment Corp. was lowered prior to closing and as soon as the deal closed, the production franchise was shut down.

				Deal Value to:
	Announced	Closed	Deal Value ($M)	Book Value	Assets
Acquiror/Target
C-BASS/Fieldstone Investment Corp.	02/15/07	04/16/07	$188.1	60.0%	3.2%

Milestone applied multiple ranges based on the selected transaction to corresponding financial data for the Company as of July 31, 2007. The selected transaction analysis indicated an implied reference range value per share of Common Stock of $3.08 to $11.52, as compared to the proposed Amended Offer Price of $11.75 per share of Common Stock.

Going Concern Analysis. Milestone, with the Company’s assistance and reliance on assumptions and projections provided by the Company, analyzed three projection scenarios; a base case, a case with 25% reduction in production personnel overhead and a case with 50% reduction in production personnel overhead. Based on the three projection scenarios, the present day value of future cash flows and a future exit value, on a per share basis, ranged from zero to $6.00, compared to the proposed Amended Offer Price of $11.75 per share of Common Stock. Milestone noted the Company’s ability to continue to operate on a stand alone basis is contingent on a number of factors which may or may not be feasible, including, but not limited to, obtaining waivers on covenants for financing arrangement, maintaining suitable liquidity and sustaining proper net worth.

Hypothetical Liquidation Analysis. Milestone, with the Company’s guidance and assumptions, analyzed what value might be recognized by holders of the Common Stock in an orderly liquidation of the Company. In arriving at a hypothetical liquidation value, the Company provided guidance on (i) the net sale value of assets on the balance sheet on July 31, 2007, (ii) the sale value of items not capitalized on the Company’s balance sheet (including, but not limited to mortgage servicing rights and the value of the Company’s servicing platform), and (iii) the additional costs of breaking leases, shutting down operations, and liquidating assets. Based on assumptions provided by the Company, the value to holders of the Common Stock in a hypothetical liquidation scenario ranged from zero to $5.71 per share. Milestone noted that the current cash market for sub-prime residuals (which represent a majority of the Company’s net assets) may not be deep or robust.

Other Matters

Pursuant to the Milestone Engagement Letter, the Board requested that Milestone provide the Board with its opinion as to whether, as of the Opinion Date, the consideration of $11.75 per share of Common Stock to be received by the holders of Common Stock in the Transaction, excluding Lone Star and its affiliates (to the extent they hold shares of Common Stock) is fair, from a financial point of view, to such stockholders. In selecting Milestone, the Board considered, among other things, the fact that Milestone is a well regarded investment banking firm with extensive experience advising companies in the financial services and mortgage sectors. Milestone, as part of its investment banking practice, is regularly engaged in the valuation of securities and the evaluation of transactions in connection with mergers and acquisitions of, mortgage banking companies, commercial banks, savings institutions, and other specialty finance companies, as well as business valuations for other corporate purposes for financial services organizations. The Opinion was just one of the many factors taken into consideration by the Board. Consequently, Milestone’s analysis should not be viewed as determinative of the decision of the Board with respect to the fairness, from a financial point of view, of the consideration to be received by the holders of the Common Stock pursuant to the Transaction.

Pursuant to the Milestone Engagement Letter, Milestone acted as a financial advisor to the Company solely in connection with rendering this Opinion and will receive a customary fee for such services.

Pursuant to the terms of the Milestone Engagement Letter, the Company has paid or agreed to pay Milestone:

•	A non-refundable initial fee of $200,000, payable upon execution of the Milestone Engagement Letter; and

•	A cash fee of $250,000 upon the completion and delivery of the Opinion.

This fee is due and payable regardless of, and is not contingent upon, the findings and assessment of “fairness” reached in the Milestone Opinion or the successful completion of the Merger. In addition, the Company agreed to indemnify Milestone for certain liabilities that may arise out of the rendering of this Opinion.

Milestone has previously been engaged by the Company to provide investment banking services on matters unrelated to the Transaction, for which Milestone received customary fees. Milestone may seek to provide the Company, Lone Star and/or their respective affiliates with additional investment banking or other services unrelated to the transaction in the future. Milestone and/or certain of its personnel and affiliates may have passive minority investments in certain investment funds managed directly or indirectly by Lone Star and/or its affiliates, and in portfolio companies of such funds.

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Exhibit Name

(a)(2)(B)	Letter to Stockholders from Chief Executive Officer of Accredited Home Lenders Holding Co., dated September 21, 2007.*

(a)(5)(V)	Opinion of Milestone to the Board of Directors of Accredited Home Lenders Holding Co., dated September 18, 2007 (incorporated by reference to Annex V attached to this Schedule 14D-9).*

(a)(5)(W)	Stipulation and Order Staying Proceedings, filed on September 18, 2007 (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed by Purchaser on September 21, 2007).

(e)(4)	Revised Guaranty Letter, dated as of September 18, 2007, sent by Lone Star Fund V (U.S.), L.P. to the Company (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by Purchaser on September 19, 2007).

(a)(1)(Q)	Supplement to Offer to Purchase, dated September 21, 2007 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed by Purchaser on September 21, 2007).

(a)(1)(R)	Amended Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO filed by Purchaser on September 21, 2007).

(a)(1)(S)	Amended Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO filed by Purchaser on September 21, 2007).

(a)(1)(T)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO filed by Purchaser on September 21, 2007).

(a)(1)(U)	Letter to Client for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(L) to the Schedule TO filed by Purchaser on September 21, 2007).

(a)(1)(V)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(M) to the Schedule TO filed by Purchaser on September 21, 2007).

*	Filed herewith

ANNEX V

1775 Eye St. NW
Suite 800
Washington, DC 20006
Tel 202.367.3000
Fax 202.367.3001 www.milestonecap.com

September 18, 2007

The Board of Directors of Accredited Home Lenders Holding Co.

15253 Avenue of Science, Building 1

San Diego, CA 92128

We understand that Accredited Home Lenders Holding Co. (“Accredited,” “LEND,” or the “Company”), LSF5 Accredited Investments, LLC (“Parent”) and LSF5 Accredited Merger Co., Inc. (the “Buyer”) have today entered into a Second Amendment (“Second Amendment”) to the Agreement and Plan of Merger, dated June 4, 2007 (the “Plan of Merger” and together with the First Amendment dated June 15, 2007 and the Second Amendment, the “Amended Agreement”), pursuant to which, among other things, (i) the Parent will cause Buyer to amend the cash tender offer (the “Tender Offer”) for all the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), for a revised offer price of $11.75 per share in cash (the “Consideration”), and (ii) subsequent to the Tender Offer, the Buyer will be merged with and into the Company (the “Merger” and together with the Tender Offer, the “Transaction”) and that, in connection with the Merger, each outstanding share of Company Common Stock, other than shares held in treasury or held by Parent or any of its direct or indirect subsidiaries or as to which dissenters’ rights have been perfected, will be converted into the right to receive the Consideration. We further understand that, in connection with the Transaction, Lone Star Fund V (U.S.), L.P., an affiliate of Parent and the Buyer (collectively with Parent and the Buyer, “Lone Star”), has delivered a letter agreement guaranteeing the payment of the Consideration and the termination fee obligations of Parent and the Buyer (the “Guarantee”). Additionally, we understand Lone Star will, simultaneously with the execution and delivery of the Second Amendment, put into an escrow account (the “Escrow”) sufficient funds to cover the payment of the Consideration to all holders of Company Common Stock, other than Lone Star and its affiliates (the “Stockholders”).

The Board of Directors of the Company (the “Board of Directors”) has requested that Milestone Advisors, LLC, (“Milestone”) provide an opinion (the “Opinion”) to such Board of Directors as to whether, as of the date hereof, the Consideration to be received by the Stockholders in the Transaction is fair, from a financial point of view, to the Stockholders. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Transaction.

We have made such reviews and analyses as we have deemed necessary to render our Opinion. Among other things, we have:

1.	Reviewed the Amended Agreement.

2.	Reviewed (i) Accredited’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2004, December 31, 2005, and December 31, 2006, (ii) its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006, September 30, 2006 and March 31, 2007 and (iii) its Current Reports on Form 8-K filed since December 31, 2006 (we note that Accredited has not yet filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007);

3.

Reviewed certain operating and financial information relating to Accredited’s business and prospects, including (i) certain unaudited monthly financial information for January through July 2007 and (ii) certain monthly and quarterly projections and liquidity scenarios for the years ended December 31,

Milestone Merchant Partners, LLC	Milestone Advisors, LLC

The Board of Directors

Accredited Home Lenders Holding Co.

September 18, 2007

2007, December 31, 2008 and December 31, 2009, all as prepared and provided to us by the Company’s management (collectively, the “Projections”);

4.	Interviewed certain members of Accredited’s senior management to discuss the Company’s business, operations, historical and projected financial results, financial condition, current and prospective access to capital, current and prospective liquidity and future prospects, including such management’s views of the operational and financial risks and uncertainties attendant with not pursuing the Transaction or another similar corporate sale transaction;

5.	Reviewed and/or performed various valuation and financial analyses based on the Projections for the Company that were provided by management, including illustrative discounted future terminal value analyses and a hypothetical liquidation analysis (based on guidance provided by certain members of Accredited’s senior management);

6.	Reviewed the historical prices, trading multiples and trading volume of the Company Common Stock;

7.	Reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Accredited;

8.	Reviewed the terms of recent mergers and acquisitions transactions which we deemed generally comparable to the Transaction; and

9.	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

In evaluating the Company’s projected financial results, financial condition, current and prospective access to capital, current and prospective liquidity and future prospects, we understand, based on our review of market conditions and publicly available information, and our discussions with the Company’s senior management, that:

•

Recent turmoil in the mortgage sector has put substantial pressure on the Company’s ability to sustain and fund its operations. Liquidity has become a significant concern for the Company, and, as such, the Company’s future prospects are highly uncertain:

•

Non-prime whole-loan pricing has deteriorated to levels which do not allow the Company to sell whole-loans on a profitable basis. As a result, the Company has significantly curtailed its loan production activities and has shut down much of its lending infrastructure.

•	The Company’s access to capital in the form of warehouse funding and securitization financing has become extremely limited and, to the extent available, very expensive relative to historical levels.

•

As a result of the incurrence of significant operating losses during the past six months, the Company has experienced a substantial deterioration of its capital base and a significant decline in its book value per share.

•

As a result of the non-prime mortgage sector disruption and the Company’s recent operating results and uncertain prospects, the Company has seen its Company Common Stock price drop significantly since February 2007 (reaching an all-time low price of $3.77 on March 13, 2007), and the price of the Company Common Stock has demonstrated substantial volatility during the past few months.

•

On August 2, 2007, Accredited’s Company Common Stock price fell sharply, closing at $5.31, after the Company issued its Annual Report on Form 10-K for the year ended December 31, 2006 which included a report from the Company’s independent public accountants that if the pending merger was not completed, the Company’s financial and operating viability was uncertain. After Lone Star publicly disclosed it had delivered a letter to the Board of Directors stating that it was prepared to complete the Transaction at a revised price of $8.50 per share, Accredited’s Company Common Stock price began to increase.

Milestone Merchant Partners, LLC	Milestone Advisors, LLC

The Board of Directors

Accredited Home Lenders Holding Co.

September 18, 2007

•	As a result of recent and on-going conditions in the non-prime mortgage sector, the Company’s stand-alone liquidity profile remains challenging:

–	Under the terms of an existing $230 million term loan, the Company is required to maintain minimum liquidity of at least $75 million at all times and issue a notification to the lender if liquidity falls, or is likely to fall, below $150 million. Additionally, the Company needs to maintain a tangible net worth of $250 million (including Preferred and Trust Preferred Stock).

–	As of July 31, 2007, the Company had unrestricted cash of approximately $175 million. Under the Projections provided to us by the Company’s management, unrestricted cash levels and tangible net worth are expected to fall below required levels. The Company’s ability to obtain waivers could become more difficult, if at all possible, without a cash or capital infusion.

•

Accredited has not yet filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007. The Company did not file its Annual Report on Form 10-K for the year ended December 31, 2006 until August 2, 2007 and did not file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 until September 18, 2007:

•

The Company’s current lack of current financial statements may further limit its ability to retain warehouse providers, to securitize mortgage loans in the future and/or to raise other forms of capital (e.g., common stock and/or equity-linked securities) to finance its ongoing operating requirements.

•

On March 19, 2007, the Company announced that it had received notice from NASDAQ that the Company Common Stock is subject to delisting from the NASDAQ Stock Market and requested a hearing before the NASDAQ Listing Qualifications Panel (the “NASDAQ Panel”) to appeal the NASDAQ staff’s determination to delist the Company’s stock. At the hearing, which was held on May 3, 2007, the Company presented its plan to regain compliance with NASDAQ’s requirements which was accepted. The Company is still listed on the NASDAQ and current on meeting its requirements for compliance; however, continued deterioration to its financial position may put the listing in jeopardy again.

•	The delayed filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 may violate certain financing covenants.

•

The Board of Directors and the Company retained another investment banking firm to, among other things, solicit alternative transaction proposals other than the Transaction and conducted a thorough marketing process that led to the original Plan of Merger.

•	Since the effective date of the original Plan of Merger, the Company has not received any alternative acquisition proposals.

•	The mortgage banking mergers and acquisitions market continues to deteriorate due to ongoing liquidity concerns, with transaction pricing and number of market participants diminishing.

In rendering our opinion herein, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by Accredited or obtained by us from public sources, including, without limitation, the Projections and liquidity scenarios referred to above. With respect to the Projections and liquidity scenarios, we have relied on representations that they have been reasonably prepared in good faith and reflect the best currently available estimates and judgments

Milestone Merchant Partners, LLC	Milestone Advisors, LLC

The Board of Directors

Accredited Home Lenders Holding Co.

September 18, 2007

of the senior management of Accredited as to the expected future financial performance and condition of Company. We note that such financial projections are subject to significant uncertainty, particularly in light of recent and on-going conditions in the non-prime mortgage sector and the Company’s recent financial performance, current financial condition, current and prospective access to capital, current and prospective liquidity and unclear future prospects. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the Projections and liquidity scenarios, and we have further relied upon the assurances of the senior management of Accredited that they are unaware of any facts that would make the information, Projections and liquidity scenarios incomplete, inaccurate or misleading in any material respect. Further, Milestone expresses no opinion with respect to such Projections and liquidity scenarios, their achievability, or the assumptions on which they are based and the resulting impact on the Company’s financial performance, financial condition, liquidity and resulting stockholder value. We have not considered any aspect or implication of any transaction to which the Company is or may be a party (other than as specifically described herein with respect to the Transaction).

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Amended Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Amended Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Amended Agreement and documents provided to us, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise) or any other financial term of the Transaction. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of the Company, or otherwise have an adverse effect on the Company or any expected benefits of the Transaction. In addition, we have relied upon and assumed, without independent verification, that the final form of the Amended Agreement will not differ in any material respect from the last draft Amended Agreement provided to us (draft dated September 17, 2007).

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We express no opinion regarding the liquidation value of any entity. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject; this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertion of claims, outcomes or damages arising out of any such matters.

We have not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of the Company, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board of

Milestone Merchant Partners, LLC	Milestone Advisors, LLC

The Board of Directors

Accredited Home Lenders Holding Co.

September 18, 2007

Directors or any other party with respect to business combination alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. Subsequent events that could materially affect the conclusions set forth in this Opinion include, without limitation, adverse changes in industry performance or market conditions; changes to the business, financial condition and results of operations of the Company; changes in the terms of the Transaction; and the failure to consummate the Transaction within a reasonable period of time.

Milestone, as part of its investment banking practice, is regularly engaged in the valuation of securities and the evaluation of transactions in connection with mergers and acquisitions of, mortgage banking companies, commercial banks, savings institutions, and other specialty finance companies, as well as business valuations for other corporate purposes for financial services organizations. Milestone has experience in, and knowledge of, the valuation of mortgage banking companies based in California as well as the United States as a whole.

We have acted as a financial advisor to the Company solely in connection with rendering this Opinion and will receive a customary fee for such services. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this Opinion. We have previously been engaged by the Company to provide investment banking services on matters unrelated to the Transaction, for which we have received customary fees.

It is understood that this letter is intended for the use of the Board of Directors in connection with their consideration of the Transaction and is not to be relied upon by any other person for any other purpose. This letter does not constitute a recommendation to the Board of Directors as to whether to approve the Transaction and does not constitute a recommendation to any Stockholder to tender any or all of their Company Common Stock or to take any other action. We express no opinion as the underlying valuation, future performance or long-term viability of Accredited.

This letter is not to be used for any other purpose, and may not be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement, information statement or any other material required to be distributed to Stockholders in connection with the Transaction. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. Milestone expresses no opinion on matters of a legal, regulatory, tax or accounting nature related to the Transaction. We assume no responsibility for updating or revising this Opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, as well as any such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Consideration to be paid to the Stockholders in the Transaction is fair, from a financial point of view, to such Stockholders.

Very truly yours,

MILESTONE ADVISORS, LLC

Milestone Merchant Partners, LLC	Milestone Advisors, LLC